Exhibit 99.1

Company announcement

Report of transactions in TORM plc securities by directors and executive officers and their closely associated persons
TORM plc has been notified of the following transaction in TORM plc securities:
Details of the reporting person / closely associated person
Name	Jacob Balslev Meldgaard
Reason for the notification
Position/status	CEO/Executive Director
Initial notification/Amendment	Initial notification
Details of the issuer
Name	TORM plc
LEI code	213800VL1H1ABVM1ZF63
Details of the transaction(s)
Description of the financial instrument Identification code	Shares (ISIN: GB00BZ3CNK81)
Nature of the transaction	Exercise of restricted share units
Price(s) and volume(s)	Price(s)	Volume(s)
	DKK 49.3/share	85,066
Aggregated information • Aggregated volume • Price	Aggregated volume: 85,066 shares Aggregated price: DKK 4,193,753.80 Price per share: DKK 49.3/share
Date of the transaction	11 November 2022
Place of the transaction	Outside a trading venue

Contact
Christopher Everard, General Manager
tel.: +44 203 713 4561
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 30 15 NOVEMBER 2022	PAGE 1 /1